Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

LOCAL

Houston, we have an investment: Space-tech firms turn to blank-checks

Space has become a playground for billionaires. And although new technologies are lowering the cost* *of space exploration and exploitation, it still requires major capital to access the jungle gym — prompting some companies to turn to the public markets to fuel their growth.

That path increasingly runs through blank-check companies, entities already listed on a stock exchange that are looking to merge with a company to take it public.

Among the space-based businesses that have announced mergers with these special purpose acquisition companies, or SPACs, are space tourism company Virgin Galactic and space-based data and analytics company Spire Global.

Jacksonville, Fla.-based Redwire, a one-stop shop for satellite and spacecraft design, software and hardware, is the most recent space company to announce a SPAC merger. It agreed last month to combine with Genesis Park Acquisition Corp. Formed by the principals* *of Houston private equity firm Genesis Park and aerospace industry executives, the blank-check company raised about $164 million to invest in an aerospace or aviation company with its sale of nearly 16.4 million units in November. It trades on the New York Stock Exchange.

“It’s a fast-growing industry,” said Redwire CEO Peter Cannito. “And in order to keep up the momentum, we needed a mechanism for accessing additional capital.”

According to a filing with the Securities and Exchange Commission, the deal values Redwire at $615 million and gives it about $170 million in the bank post-merger.* * “We didn’t know that we were actually going to do a business combination around the emerging space boom,” said Paul Hobby, CEO and director of Genesis Park. “If you had made me a bet in September, I would have said aviation services versus space services. But I’m wrong all the time. And I’m glad I was this time.”

Redwire was the fifth space company to announce a merger with a blank-check company this year, up from two last year. As of April 27, 206 SPACs have announced deals since Jan. 1, 2020, said Kristi Marvin, founder of SPACInsider, which provides industry data and analysis.

**Recent boost**

The popularity of SPACs has ebbed and flowed over the years. But in 2020, Marvin said it really caught fire.

SPACs raise money not based on their operating history — they have none — but on the promise of merging with a viable business in a growth industry. That money is kept in a trust and cannot be touched until a deal is closed. Blank-check companies are required to identify a merging partner within a set amount of time. Genesis Park Acquisition Corp. had 18 months; it announced the deal with Redwire in four.

If a blank-check company doesn’t find a company to merge with, it has to return the capital raised to investors. And if investors don’t like the deal, they can get their money back by redeeming their shares.

“I had a negative predisposition about SPACs,” Hobby said. “They were always kind of a quirky celebrity driven corner of the market that seemed to come and go in phases. So I had to reconsider all those preconceived notions, and the truth is that the SPAC vehicle has matured. It’s gotten much more investor-friendly.”

For private companies, going public via a SPAC is often faster and provides more certainty than conducting a more traditional initial public offering. The company goes into a SPAC merger with a much better idea of how much cash will be on its balance sheet when the deal closes. An* *initial public offering, on the other hand, requires months of back and forth with federal regulators and a road show where the company markets itself to investors. Only then does the company price its shares.

“There’s been so much visibility in SPACs, right?” Redwire’s Cannito said. “Sometimes people forget that, at the end of the day, a SPAC is just an efficient way to go public.”

When Virgin Galactic merged with a blank-check company in 2019, it helped kickstart both the broader SPAC craze and the space trend. That deal received a lot of press and helped put SPACs on the map, Marvin said.

Space race

Seven space companies have since followed Virgin Galactic in announcing SPAC mergers. These eight deals are anticipated to raise $3.6 billion in cash as part of their SPAC combinations,** ** said Manny Shar, head of analytics for BryceTech, an analytics and engineering firm that focuses on space. That’s more than the $3.5 billion in private investment raised by all space companies in 2018. He said space companies raised about $5.7 billion in private investment in 2019 and more than $7 billion in 2020.

Private financing of space companies, driven by the dramatic growth in recent years of seed and venture capital investments, has been climbing since 2015. And because most investors typically want to see a return within five to seven years, Shar said it makes sense that many companies are opting to go public now. That or an acquisition are the two main ways investors get their money back, along with a meaningful return.

Redwire, created last year when Florida private equity firm AE Industrial Partners acquired* *spacecraft component manufacturer Adcole Space and systems engineering company Deep Space Systems, has acquired seven space companies. The mix includes younger companies such as in-space manufacturer Made in Space and heritage companies such as Adcole Space.

Cannito, Redwire’s CEO, said the money provided by becoming publicly traded will enable additional acquisitions. Redwire is projecting 2021 revenues of $163 million, according to the news release announcing its combination with Genesis Park Acquisition Corp.

The race into the public markets provides an opportunity for more everyday investors, such as individuals using the Robinhood app, to invest in this new era of space technology and exploration, said Meagan Crawford, managing partner of Houston based venture capital firm SpaceFund.

But she is concerned that some space companies, those that aren’t generating revenues yet, are jumping into the public markets too quickly. Early stage companies have a higher risk of failure. And if these aren’t successful, it could change the public sentiment around investing in space companies.

“It could turn Robinhood investors off of space companies in the future,” Crawford said. “I really hope this first batch of companies is highly successful so we can continue to build that robust public market ecosystem.”

andrea.leinfelder@chron.com twitter.com/a_leinfelder

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investorrelations@redwirespace.com.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Genesis Park Acquisition Corp. intends to file with the SEC.